EXHIBIT 99.1

Galapagos Provides Update on Strategic Alternatives for Its Cell Therapy Business

Mechelen, Belgium; October 1, 2025, 22:01 CET; Galapagos NV (Euronext & NASDAQ: GLPG) and its Board of Directors today issued the following statement:

On May 13, 2025, Galapagos announced that its Board of Directors (the “Board”) had decided to explore all strategic alternatives for its cell therapy business (the “Cell Therapy Business”), including a potential divestiture of the Cell Therapy Business, with the goal of preserving shareholder value.

As part of its review of strategic alternatives, over the past number of months, the Board, through management and its financial advisors, contacted a broad group of both strategic and financial parties to assess their interest in acquiring the Cell Therapy Business. As part of this process, potential interested parties have had access to a comprehensive data room and confidential presentations on the business from the Galapagos management team.

To provide the market with an update on that process – as of today's date, the Board has received a limited number of non-binding offers from consortia, predominantly comprised of financial investors, to acquire the Cell Therapy Business. The Board and management continue to work with those potential bidders to finalize their due diligence and to explore whether they are able to raise the necessary financing commitments including, where appropriate, supporting their fundraising efforts. The deadline for potential bidders to put forward binding, fully-financed, offers for the Cell Therapy Business is in the coming weeks.

The Board expects to make a decision as to whether to continue with a divestment process of the Cell Therapy Business or pursue alternative courses of action promptly following receipt of those binding offers, if any. The Company expects to make an announcement on the outcome of the review of strategic alternatives for the Cell Therapy Business no later than November 5, 2025, with the release of its financial results for the third quarter.

About Galapagos
Galapagos is a biotechnology company with operations in Europe, the U.S., and Asia, dedicated to transforming patient outcomes through life-changing science and innovation for more years of life and quality of life. Focusing on high unmet medical needs, we synergize compelling science, technology, and collaborative approaches to create a deep pipeline of best-in-class medicines. With capabilities from lab to patient, including a decentralized cell therapy manufacturing platform, we are committed to challenging the status quo and delivering results for our patients, employees, and shareholders. Our goal is to meet current medical needs, and to anticipate and shape the future of healthcare, ensuring that our innovations reach those who need them most. For additional information, please visit www.glpg.com or follow us on LinkedIn or X.

For further information, please contact:

Media inquiries: Marieke Vermeersch +32 479 490 603 media@glpg.com	Investor inquiries: Glenn Schulman +1 412 522 6239 ir@glpg.com

Forward-looking statements
This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. These statements are often, but are not always, made through the use of words or phrases such as “anticipate,” “expect,” “plan,” “estimate,” “will,” “continue,” “aim,” “intend,” “future,” “potential,” “could,” “indicate,” “forward,” as well as similar expressions. Forward-looking statements contained in this release include, but are not limited to, statements regarding potential transaction alternatives and strategic options. Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause Galapagos’ actual results to be materially different from those expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, without limitation, the possibility that such transaction alternatives and strategic options may not materialize or may not yield the desired results, as well as those risks and uncertainties identified in Galapagos’ Annual Report on Form 20-F for the year ended 31 December 2024 filed with the U.S. Securities and Exchange Commission (SEC) and its subsequent filings with the SEC. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. The forward-looking statements contained herein are based on management’s current expectations and beliefs and speak only as of the date hereof, and Galapagos makes no commitment to update or publicly release any revisions to forward-looking statements in order to reflect new information or subsequent events, circumstances, or changes in expectations, unless specifically required by law or regulation.